UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 24, 2025

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	0-16633	43-1450818
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

12555 Manchester Road, Des Peres, Missouri	63131
(Address of Principal Executive Offices)	**(Zip Code)**

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 24, 2025, The Jones Financial Companies, L.L.L.P. (the "Partnership") announced certain changes among its senior leadership, including the appointment of Kristin Johnson, who currently serves as the Partnership's Chief Transformation Officer, to the newly created role of Chief Operating Officer, effective June 1, 2025. In this role, Ms. Johnson will be the Partnership's principal operating officer and her responsibilities will include service and operations.

Further, on April 24, 2025, the Partnership announced the expansion of responsibilities for Andrew Miedler, the Partnership's Chief Financial Officer. Effective as of June 1, 2025, Mr. Miedler will assume responsibility for digital and data and will continue in his role as the Partnership's principal financial officer.

The Partnership did not take any compensation actions with respect to Ms. Johnson in connection with her appointment as Chief Operating Officer or with respect to expansion of Mr. Miedler's responsibilities. There are no family relationships between either Ms. Johnson or Mr. Miedler and any of the Partnership's executive officers. Neither Ms. Johnson nor Mr. Miedler has any interest in any transaction with the Partnership requiring disclosure under Item 404(a) of Regulation S-K. Biographical information about Ms. Johnson and Mr. Miedler is included in Part III, Item 10 of the Partnership's Form 10-K for the year ended December 31, 2024, and is incorporated herein by reference.

Additionally, on April 24, 2025, Francis LaQuinta, Head of Digital, Data and Operations, general partner of the Partnership and member of the Partnership's Enterprise Leadership Team (and a named executive officer for the fiscal year ended December 31, 2024), announced his decision to retire as of December 31, 2025. Mr. LaQuinta will transition off the Partnership's Enterprise Leadership Team effective as of June 1, 2025, and will continue to serve in an advisory capacity to the Partnership until December 31, 2025.

Item 7.01. Regulation FD Disclosure

On April 24, 2025, the Partnership issued a press release announcing the changes in senior leadership described above. A copy of such press release is furnished as Exhibit 99.1 to this Report.

The information in this Item 7.01 and Exhibit 99.1 attached to this Report are being furnished under Item 7.01 of Form 8-K. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Discussion of Forward-Looking Statements

This report and the attached press release contain forward-looking statements within the meaning of U.S. securities laws. You can identify forward-looking statements by the use of the words "goals," "believe," "evolve," "anticipate," "intend," "will," "and other expressions which predict or indicate future events and trends and which do not relate to historical matters. You should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Partnership. These risks, uncertainties and other factors may cause the actual results, performance or achievements of the Partnership to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause differences between forward-looking statements and actual events include, but are not limited to, the risks discussed under Part I, Item 1A – "Risk Factors" of the Partnership's Form 10-K for the year ended December 31, 2024, and any updates to such risk factors contained in subsequent reports on Form 10-K, Form 10-Q or Form 8-K. These forward-looking statements were based on information, plans, and estimates at the date of this report, and the Partnership does not undertake to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes, except as required by law.

Item 9.01 Financial Statements and Exhibits.

      (d)   Exhibits

      99.1   Press release dated April 24, 2025.
      101   Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<table>
<tr><td></td><td>THE JONES FINANCIAL COMPANIES, L.L.L.P.</td></tr>
<tr><td>Date: April 24, 2025</td><td>By: /s/ Andrew T. Miedler</td></tr>
<tr><td></td><td>Name: Andrew T. Miedler</td></tr>
<tr><td></td><td>Title: Chief Financial Officer</td></tr>
</table>

Exhibit 99.1

Edward Jones Accelerates Value for Clients
through New Products, Services and Capabilities
The firm reaches key milestones in its multi-year journey to serve more clients, more completely and sets sights on new opportunities to add value for clients and financial advisors

ST. LOUIS, April 24, 2025 – With trillions of dollars anticipated to change hands across generations and a shortage of financial advisors to serve investors seeking financial advice and guidance, Edward Jones has reached key milestones on its multi-year journey to serve tens of millions of clients more completely.

"It's a new year for Edward Jones – our first as a financial planning firm. We've been readying ourselves for this chapter in our 103-year-old growth story by evolving to attract and serve new and different types of clients through experiences, products and services, and technology that meet their unique needs," said Penny Pennington, Managing Partner, Edward Jones. "The strength of our firm and our ambition to more deeply serve our clients, colleagues and communities gives us incredible momentum to be the place North Americans go for advice."

Recent Enhancements and Milestones

- **Deeper Client Segmentation:** Edward Jones launched Edward Jones Generations™, a private client services offering, with new products and services targeted to high net worth clients.
- **Professional Designations:** The firm supports acumen-building through investment in professional designations. Edward Jones is No. 1 in Certified Financial Planner® or CFP® certification and surpassed 5,000 colleagues obtaining the certification as of April 24, 2025 – the highest in the industry.
- **Envestnet | MoneyGuide Integration:** Since rolling out in 2024, the financial planning software – paired with deep discovery and personalized relationships – has enhanced Edward Jones financial advisors' ability to offer tailored advice that aligns with clients' preferences, goals and aspirations. Edward Jones believes clients engaging with MoneyGuide as part of their appointments with their financial advisor have higher confidence and satisfaction (Edward Jones internal research).
- **Expanded Banking Services:** The firm announced that it submitted an application to the Federal Deposit Insurance Corporation (FDIC) and Utah Department of Financial Institutions (UDFI) to establish Edward Jones Bank, a Utah-chartered industrial bank. If

Exhibit 99.1

approved this would complement the co-branded retail banking products intended to

launch later this year.

Underpinning these achievements is a continued commitment to accelerating progress in its

multi-year journey to serve clients and branch teams more completely. Edward Jones

announced today it will evolve key roles of its enterprise leadership team, effective June 1,

2025, to guide the firm through this next chapter of its journey, including:

- **David Chubak** will step into a new role as Head of Wealth Management & Field Management. **Lena Haas,** currently responsible for WMAS, will retire at the end of 2025.

- **David Gunn** will continue to lead the Canada Business Unit and will also assume responsibility for the U.S. Business Unit.

- **Kristin Johnson,** who has served as Chief Transformation Officer, will assume the newly created role of Chief Operating Officer.

- **Andy Miedler** will continue as Chief Financial Officer and take on responsibility for leading the Data and Digital teams. **Frank LaQuinta,** Head of Digital, Data and Operations, will retire at the end of 2025.

###

About Edward Jones
Edward Jones is a leading North American financial services firm in the U.S. and through its affiliate in Canada. The firm's more than 20,000 financial advisors throughout North America serve more than 9 million clients with a total of $2.2 trillion in client assets under care as of December 31, 2024. Edward Jones' purpose is to partner for positive impact to improve the lives of its clients and colleagues, and together, better our communities and society. Through the dedication of the firm's approximately 55,000 associates and our branch presence in 68% of U.S. counties and most Canadian provinces and territories, the firm is committed to helping more people achieve financially what is most important to them. The Edward Jones website is at www.edwardjones.com, and its recruiting website is www.careers.edwardjones.com. Member SIPC.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of U.S. securities laws. You can identify forward-looking statements by the use of the words "goals," believe," "evolve," "anticipate," "intend," "will," and other expressions, which predict or indicate future events and trends and which do not relate to historical matters. You should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of the Partnership. These risks, uncertainties and other factors may cause the actual results, performance or achievements of the Partnership to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

CFP Board owns the marks CFP®, CERTIFIED FINANCIAL PLANNER® and CFP® (with plaque design) in the U.S.